# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BOUNDLESS BIO, INC., CIK 0001782303
CUSIP: 10170A100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 9880 Campus Point Drive, Suite 120, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-046791
Filed by CIK 0001346824

## Reporting persons
- RA Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter Kolchinsky: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rajeev Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- RA Capital Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: BOUNDLESS BIO, INC.
Address of issuer's principal executive offices: 9880 Campus Point Drive, Suite 120, San Diego, CA, 92121.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

RA Capital Management, L.P. ("RA Capital")
Peter Kolchinsky
Rajeev Shah
RA Capital Healthcare Fund, L.P. (the "Fund")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116
Citizenship:
RA Capital and the Fund are Delaware limited partnerships.
Dr. Kolchinsky and Mr. Shah are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to Schedule 13G filed on April 12, 2024)

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (08/14/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (08/14/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (08/14/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (08/14/2025)